United States securities and exchange commission logo





                              September 24, 2020

       Peter Szulczewski
       Chief Executive Officer
       ContextLogic Inc.
       One Sansome Street 40th Floor
       San Francisco, CA 94104

                                                        Re: ContextLogic Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
28, 2020
                                                            CIK No. 0001822250

       Dear Mr. Szulczewski:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted August 28, 2020

       Prospectus Summary, page 1

   1. We note here and elsewhere your reference to Sensor Tower, eMarketer, Euromonitor
                                                        International Limited,
and First Insight for data on your industry. Please tell us whether you commissioned any of
the studies cited in your disclosure for use in the registration statement. If so,
please identify in your disclosure that you commissioned the study and file a consent(s) as an
exhibit to the registration statement. See Securities Act Rule 436.
 Peter Szulczewski
FirstName  LastNamePeter  Szulczewski
ContextLogic  Inc.
Comapany 24,
September  NameContextLogic
               2020           Inc.
September
Page  2    24, 2020 Page 2
FirstName LastName
Risk Associated with our Business, page 10

2. In the fifth bullet pointed paragraph in this disclosure you discuss the risk of counterfeit or fraudulent products and the consequences "if our policies and practices with respect to such sales are perceived or found to be inadequate,.." On page 46 in a related risk factor you discuss merchants violating your policy concerning counterfeit, infringing or illegal products. In an appropriate place in your prospectus, briefly disclose your policies and practices concerning counterfeit or fraudulent products.
Risks Related to this Offering and Our Class A Common Stock
Our certificate of incorporation will provide that..., page 58

3. We note your disclosure that the Court of Chancery of the State of Delaware and the U.S.
         federal district courts will be the exclusive forums for certain actions; however, on page
         157 you state that the Court of Chancery will be the exclusive forum for actions, and
         Exhibit 3.1 states that federal district courts will be the exclusive forums only in the event the Court of Chancery does not have jurisdiciton. Please revise for consistency and accuracy. In addition, we note that Exhibit 3.1 does not address the applicability of the exclusive forum provision to claims under the Securites Act or Exchange Act; please revise accordingly.
Selected Consolidated Financial and Other Data
Other Financial Information and Data
LTM Active Buyers, page 72

4. We note your discussion of LTM Active Buyers, which we assume to mean last twelve month active buyers. You state that you determine your number of unique active buyers by counting the number of individual users who have placed at least one order "regardless of whether the products are actually sold, delivered, or returned." Please tell us the circumstances in which a user would be considered an active buyer when they had not actually been sold products.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 76

5. We note your reference to your "positive working capital dynamics." Please revise to explain these dynamics and whether you expect them to continue. Components of Results of Operations, page 82

6. You state that your logistics offering for merchants is designed for direct end-to-end
         single order dropship from a merchant   s location to the user. As we
understand it, the
         term dropship generally implies fulfillment by a party other than the merchant. Please clarify your disclosure in this regard.
 Peter Szulczewski
FirstName  LastNamePeter  Szulczewski
ContextLogic  Inc.
Comapany 24,
September  NameContextLogic
               2020           Inc.
September
Page  3    24, 2020 Page 3
FirstName LastName
Comparison of Years Ended December 31, 2018 and 2019, page 84

7. Please revise to quantify factors to which changes are attributed. For example, you disclose that growth in marketplace revenue was primarily driven by increased adoption of ProductBoost and that cost of revenue increased primarily due to costs related to the increased volume of logistics services provided but do not quantify those impacts.

         We note your disclosure quantifying logistics and marketplace revenue in narrative form on page 85. Please consider revising the table immediately preceding this narrative disclosure to provide these amounts in tabular form, with the remaining narrative disclosure focused on discussing and analyzing the underlying reasons for changes in results. Please also consider quantifying components of your revenues, such as
         ProductBoost advertising, that are material to understanding changes in your revenues.
         Please also quantify the effects of changes in both price and volume on your revenue and expense categories, where appropriate.

         We note from your disclosure on page 82 that cost of revenue includes a number of different components. As noted above, cost of revenue increased primarily due to changes in one of these components. Please consider whether quantification of material components here (and in sales and marketing expense) would facilitate investors'
         understanding of your results.
Business, page 98

8. Please revise to discuss the particular means by which you generate revenues and incur expenses (e.g., marketplace services, logistical services provided to merchants, etc.), relevant pricing structures, the percentage of revenue and expenses derived from each category of services, and the nature of each category of services.
Business
Our Platform Offerings and Features
Affordability and Accessibility, page 111

9. Based on disclosures on pages 111 through 113, we note that you offer engagement-based and referral-based rewards, such as Wish Cash, rewards, and a referral program. Please tell us whether these programs are or are expected to be material and, if so, tell us the amount of related costs attributable to these rewards programs and describe how they are recognized.
Principal and Selling Stockholders , page 147

10. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Republic Technologies Pte. Ltd. Refer to
         Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site.
 Peter Szulczewski
ContextLogic Inc.
September 24, 2020
Page 4
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Segments, page F-8

11. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.
Revenue recognition, page F-8

12. On page 78, you disclose that packages shipped through your proprietary logistics platform has grown to over 90% in July 2020, and of this volume, you perform all logistic services on behalf of your merchants for approximately 50% of the packages. Please tell us how you considered the combination of contracts guidance for your marketplace and logistics arrangements in accordance with ASC 606-10-25-9. Please also explain to us the nature and timing of merchants' commitment to using your logistics services (e.g., on an order by order basis, for a period of time, or otherwise).
13. You disclose that marketplace revenue is generally recorded on a net basis and logistics revenue is generally recorded on a gross basis. Please provide us your analysis of principal versus agent considerations for each revenue stream including a comprehensive discussion of relevant terms. In addition, please tell us the materiality and frequency of transactions that were recognized differently than others in the same revenue stream on the basis of principal versus agent determination. Refer to ASC 606-10-50-12 and ASC 606-10-55-36
         through 55-40.
14. We note your revenues are generated from merchant access to your marketplace platform,
         ProductBoost advertising, and from logistics services. Please revise to disclose the required disaggregation of revenue disclosures in accordance with ASC 606-10-50-5 through 50-6 and ASC 606-10-55-89 through 55-91.
FirstName LastNamePeter Szulczewski
       Please also more fully explain the nature of all the services and provide us your analysis
Comapany   NameContextLogic
       identifying              Inc.obligations. In this regard, we note you
disclosed various
                   the performance
       services
September       you provide
           24, 2020  Page 4 to your merchants on page 113.
FirstName LastName
 Peter Szulczewski
FirstName  LastNamePeter  Szulczewski
ContextLogic  Inc.
Comapany 24,
September  NameContextLogic
               2020           Inc.
September
Page  5    24, 2020 Page 5
FirstName LastName
Logistics Revenue, page F-9

15. You recognize logistics revenue over time as the logistics services are provided. Please address the following:
             Revise to disclose the method used to recognize the revenue and why the method used provides a faithful depiction of the transfer of services. Refer to ASC 606-10-
             50-18.
             Revise to disclose payment terms in accordance with ASC
606-10-50-12.
Note 3. Financial Instruments and Fair Value Measurement, page F-18

16. You disclose that the significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability is the fair value of the underlying redeemable convertible preferred stock at the valuation date. Please revise to provide quantitative information about the significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability in accordance with ASC 820-10-50-2.bbb.2.
       You may contact Stephen Kim at 202-551-3294 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services